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                                                                 SEC FILE NUMBER

                                                                   CUSIP NUMBER
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):      [X]Form 10-K        [ ]Form 20-F     [ ]Form 11-K
                  [ ]Form 10-Q        [ ]Form N-SAR

                  For Period Ended: December 31, 2000

                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  ---------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

BioDelivery Sciences International, Inc.
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Full Name of Registrant

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Former Name if Applicable

865 Longboat Key Club Road
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Address of Principal Executive Office (Street and Number)

Longboat Key, Florida 34228
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date,; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Registrant is unable to file its Form 10-KSB for the year ended December 31, 2000 within the prescribed time period due to various open matters that may materially impact disclosures to be made in such Form 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              James McNulty               813                  902-8980
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                (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                 [X]  Yes                           [ ]  No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                 [X]  Yes                           [ ]  No

As more fully discussed in the Company's Form 8-K/A filed on January 25, 2001, effective October 10, 2000, the Company acquired preferred stock of BioDelivery Sciences, Inc. (BDS) representing 80% of the voting rights of BDS. Prior to this investment in BDS, the Company did not have any operations. Therefore, the operations of the Company for the year ended December 31, 2000 consist principally of the operations of BDS from the date the voting control was acquired. During this period ended December 31, 2000, the fully did not earn a significant amount of revenue but did continue to incur research and development and general and administrative expenses.

                    BioDelivery Sciences International, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 2, 2001                             By:   /s/ James McNulty
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                                                      JAMES MCNULTY
                                                      CHIEF FINANCIAL OFFICER


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